UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Results of the Annual General Meeting of Shareholders

Item 1

December 23, 2015

Results of the Annual General Meeting of Shareholders

Further to the notice of the Annual General Meeting of the Shareholders dated November 13, 2015 (reference number 2015-02-154392) and to the Proxy Statement issued by the Company on November 24, 2015 (reference number 2015-02-162486), the Company hereby wishes to report that the Annual General Meeting was held today, December 23, 2015, and all the items on the agenda were approved, as follows:

(1) re-election of Nir Gilad, Avisar Paz, Eran Sarig, Ovadia Eli, Aviad Kaufman, Geoffery E. Merszei, Shimon Eckhaus and Stefan Borgas, as directors;

(2) reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(3) approval of compensation for certain directors and the assignment of the compensation of certain directors (or of the economic benefit thereof) to Israel Corporation Ltd or to Millennium Investments Elad Ltd, as applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 23, 2015